UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number: 1-11288

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACTUANT CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

N86 W12500 WESTBROOK CROSSING

MENOMONEE FALLS, WISCONSIN 53051

Mailing address: P.O. Box 3241, Milwaukee, Wisconsin 53201

(Address of principal executive offices)

(262) 293-1500

(Registrant’s telephone number, including area code)

Actuant Corporation 401(k) Plan

Financial Statements and Additional Information

August 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Plan Administrator

Actuant Corporation 401(k) Plan

Menomonee Falls, Wisconsin

We were engaged to audit the statements of net assets available for benefits of Actuant Corporation 401(k) Plan (the “Plan”) as of August 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended and the Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2011. These financial statements and additional information are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of August 31, 2011 and August 31, 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional Schedule of Assets (Held at End of Year) as of August 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Wipfli LLP

February 17, 2012

Milwaukee, Wisconsin

Actuant Corporation 401(k) Plan

Statements of Net Assets Available for Benefits

	August 31,
	2011	2010
Investments:
Mutual funds	$77,997,952	$68,785,665
Common collective trusts	19,910,863	19,042,360
Actuant Corporation stock fund	23,417,074	23,511,409

Assets held for investment purposes	121,325,889	111,339,434
Cash	2,442	—
Receivables:
Company contribution receivable	5,028,951	2,529,917
Participant notes receivable	2,281,344	2,296,050

Total receivables	7,310,295	4,825,967
Liability:
Participant distributions payable	(806)	(8,056)

Net assets available for benefits at fair value	128,637,820	116,157,345

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(373,803)	(407,415)

Net assets available for benefits	$128,264,017	$115,749,930

See accompanying notes to financial statements.

Actuant Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended August 31,
	2011	2010
Additions:
Contributions:
Company’s	$5,028,951	$2,529,917
Rollovers	667,086	65,060
Participants’	7,735,502	6,377,184
Income:
Net increase in fair value of investments	10,039,097	10,861,072
Interest and dividends from investments	1,304,830	1,944,781
Interest income on participant notes receivable	113,360	142,604

Total additions	24,888,826	21,920,618

Deductions:
Benefits paid to participants	(13,221,451)	(16,007,066)
Assets transferred out of the Plan	—	(289,610)
Administrative expenses	(249,868)	(218,798)

Total deductions	(13,471,319)	(16,515,474)

Net increase in net assets available for benefits before merger of plans	11,417,507	5,405,144

Merger of plans	1,096,580	3,668,128

Net increase in net assets available for benefits	12,514,087	9,073,272

Net assets available for benefits at beginning of year	115,749,930	106,676,658

Net assets available for benefits at end of year	$128,264,017	$115,749,930

See accompanying notes to financial statements.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the Actuant Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s summary plan description for a more complete description of the Plan's provisions. The Plan is subject to and complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. Generally, all employees of domestic subsidiaries of Actuant Corporation (the “Company”) who are scheduled to work at least 1,000 hours in a one-year period are immediately eligible to participate in the Plan, except those subject to a collective bargaining agreement (“CBA”), unless the CBA specifically provides for coverage under the Plan. Employees of acquired companies are eligible to participate in the Plan at the discretion of the Company and employees of designated operating units may be excluded from plan participation.

Plan Mergers

As a result of acquisitions by Actuant Corporation, the following plans of acquired companies were merged with and into the Plan during fiscal 2011 and 2010:

Plan Name	Plan Assets
Fiscal 2011:
Biach Industries 401(k) Plan	$1,096,580

Fiscal 2010:
Cortland Cable Co. 401(k) Plan	2,221,563
Sanlo Manufacturing 401(k) Plan	980,577
Viking Rope 401(k) Plan	465,988

Contributions

Participants may make voluntary pre-tax and after tax (“Roth”) contributions of between 2% and 50% of qualifying compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Depending on the Company’s financial performance, the Company may make discretionary contributions (“matching” and “core”) to eligible employees. The matching contribution applies only to participant contributions up to 6% of a participant’s eligible compensation, while the core contribution represents 3% of each employees eligible compensation. Both the matching and core contributions are made in the form of Company common stock (into the Actuant Corporation stock fund). The core contribution was temporarily suspended for fiscal 2009 and the first half of fiscal 2010, due to weak economic conditions and the Company’s efforts to reduce costs. In addition, the Company is required to make contributions to certain participants who are subject to a CBA.

Participants must be employed by the Company on the last day of the plan year to be eligible for the core contribution. If the participant is not employed on the last day of the plan year due to retirement, death or disability, the participant is still eligible for the core contribution in that plan year.

Subsequent to the Plan year end, the Company contributed 249,575 and 114,891 shares of Company common stock, to fund the matching and core contributions for fiscal 2011 and 2010, respectively.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan (continued)

Investment Options

Participants direct the investment of their voluntary contributions and may redirect the investment for the Company’s core and matching contributions to any of the defined investment options (in integral multiples of 1%). Participants may change their investment options at any time.

Participant Accounts

Each participant’s account is credited with contributions, participant rollovers, an allocation of plan earnings thereon and reduced for benefit payments and certain fees charged by the trustee. Plan earnings are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts. Administrative expenses of the Plan, other than investment fees (included in investment income) and participant loan fees, are paid directly by the Company net of account fees charged to separated participants. Separate pre-tax and Roth contribution accounts are maintained for applicable participants.

Vesting

Participants have, at all times, a fully vested and non-forfeitable interest in the amount of their voluntary contributions. Upon death, disability or retirement, while employed by the Company, participants become fully vested in their entire account balance. Participants normally vest in the Company match and core contributions according to the following schedule:

Years of Service	Vesting %
Less than 2 years	0%
At least 2 but less than 3 years	25%
At least 3 but less than 4 years	50%
At least 4 but less than 5 years	75%
5 years or more	100%

Forfeited Accounts

Forfeitures are created when participants terminate employment with the Company prior to being fully vested. These forfeited amounts are then used to reduce the Company’s future contributions to the Plan. At August 31, 2011 and 2010, forfeitures included in the Statement of Net Assets Available for Benefits were approximately $153,600 and $342,300, respectively. Forfeitures used to reduce Company contributions, which were made subsequent to the Plan year-end were approximately $147,200 and $408,400 for fiscal 2011 and 2010, respectively.

Payment of Benefits

At retirement, death, disability or termination, participants or their designated beneficiaries are entitled to receive benefits equal to their vested account balances. Participants may elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct transfer to an eligible retirement plan. If a participant’s vested account balance is less than $5,000 it will automatically be distributed in the form of a lump-sum payment. In the event of hardship, participants may withdraw a portion of their vested account balances.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 1. Description of Plan (continued)

Participant Notes Receivable

A participant may receive a loan from the Plan in an amount greater than or equal to $1,000, not to exceed the lesser of 50% of the portion of the participant’s vested account balance attributable to voluntary and Company matching contributions plus earnings thereon or $50,000. Loans bear a fixed interest rate of the prime rate at the time of the loan plus 1%. Loans and interest thereon are repaid from payroll deductions over a period not to exceed five years, unless the loan is used to purchase the principal residence of the participant in which case the term of the loan will be a reasonable period not to exceed 20 years, as determined by the plan administrator. Participants’ notes receivable are valued at their unpaid principal balance plus accrued but unpaid interest.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States. Certain prior year amounts have been reclassed to conform with current year presentation.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets, liabilities and changes therein. Actual results may differ from those estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measure attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Withdrawals influenced by company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value; however, no such events have occurred at August 31, 2011 or August 31, 2010. The Statement of Net Assets Available for Benefits represents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income Recognition

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date. The Statement of Changes in Net Assets Available for Benefits includes the net appreciation (depreciation) in the fair value of investments, which consists of the realized and unrealized gains and losses.

Interest earned on common collective trusts and on participant notes receivable is classified as interest and dividend from investments and interest income on participant notes receivable, respectively, in the accompanying Statements of Changes in Net Assets Available for Benefits.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (continued)

Risk and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments it is reasonably possible that changes in the fair value of investments will occur in the near term. These changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Note 3. Investments

The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

Description	2011	2010
Actuant Corporation Stock Fund	$23,417,074	$23,511,409
Wells Fargo Collective Stable Return (A)	14,952,134	14,550,543
Hartford Growth Opportunities HLS	9,679,702	*
Wells Fargo Advantage Total Return Bond	7,244,032	6,775,223
Davis NY Venture	6,444,612	5,997,439
Legg Mason Large Cap Growth	**	6,225,700

*	Fund was not greater than 5% of the plan’s net assets
**	Fund was not a defined investment option eligible to participants at August 31, 2011
(A)	Fund stated at contract value

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 3. Investments (continued)

During fiscal 2011 and 2010, the Plan’s investments appreciated in value as follows:

	2011	2010
Mutual funds	$8,073,079	$3,297,626
Common collective trust funds	1,092,649	623,769
Actuant Corporation stock fund (including money market returns)	873,369	6,939,677

	$10,039,097	$10,861,072

Note 4. Fair Value Measurements

The Plan assesses the inputs used to measure fair value using a three-tier hierarchy. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability. The following valuation methodologies are used for plan assets measured at fair value:

Mutual Funds: Valued at quoted market price which represents the net asset value (“NAV”) of shares held by the Plan at year end.

Actuant Corporation Stock Fund: The Actuant Corporation Stock Fund is a unitized fund. The fund consists of Actuant common stock and short-term cash equivalents which provide liquidity for trading. The Actuant common stock is valued at the quoted market price from an active market and the short-term cash equivalents are valued at cost, which approximate fair value.

Common/collective trust: Fair value for these investments is determined by the NAV based on the quoted market price of the underlying funds. The Statement of Net Assets Available for Benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 4. Fair Value Measurements (continued)

A summary of assets measured at fair value on a recurring basis are as follows:

	2011	2010
Level 1 Valuation:
Mutual funds
Target date funds	$27,930,649	$24,854,091
Blend funds	13,886,776	12,232,590
Growth funds	10,552,679	9,399,080
Bond funds	7,244,032	6,775,223
Value funds	6,594,683	5,551,061
Other funds	6,565,167	4,839,150
International funds	5,223,966	5,134,470
Level 2 Valuation:
Actuant Corporation stock fund	23,417,074	23,511,409
Common collective trusts
Stable return fund	15,325,937	14,957,958
Index fund	4,584,926	4,084,402

	$121,325,889	$111,339,434

The assets held by the Actuant Corporation stock fund were previously classified as Level 1 investments since the unit of account used to measure fair value was the underlying investments. The unit of account should be units in the stock fund and therefore prior year fair value measurements for this fund were reclassified from Level 1 valuations to Level 2 valuations.

The following table summarizes the Plan’s investments in common collective trusts with a reported fair value using NAV per share at August 31:

	2011	2010	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
S&P 500 (a)	$4,584,926	$4,084,402	$—	Daily	None
Stable return fund (b)	$15,325,937	$14,957,958	$—	Daily	12 months on Plan Sponsor initiated redemptions

(a)	This category includes a common/collective trust fund that is designed to replicate the holdings and weighting of the stock comprising the S&P 500 Index.
(b)	This category includes a common/collective trust fund that is designed to provide a moderate level of stable income, without principal volatility, while seeking to maintain adequate liquidity and returns. This fund consists of security backed contracts, investment contracts and cash.

Actuant Corporation 401(k) Plan

Notes to Financial Statements

Note 5. Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated October 2002, that the Plan was designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Note 7. Party-in-Interest Transactions

Certain plan investments are in shares of mutual funds and common trust funds managed by Wells Fargo Bank, custodian of the Plan, shares of Actuant Corporation Common Stock and participant notes receivable. These transactions qualify as party-in-interest transactions, however, they are not considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Note 8. Subsequent Events (unaudited)

On January 1, 2012, the Weasler Engineering Retirement Savings Plan and Weasler Basic Retirement Plan (aggregate net assets of $12,795,451) merged with and into the Plan. The Company has evaluated subsequent events through February 17, 2012, the date the financial statements were issued.

Actuant Corporation 401(k) Plan

Schedule H, Part IV, Item 4i—Schedule of Assets (Held at End of Year)

EIN: 39-0168610 Plan Number: 022

August 31, 2011

	Identity of Issue, borrower, lessor, or similar party	Description of Investment	Cost	Current Value
	Registered Investment Company:
	Artio International Equity	Registered Investment Co.	(A)	$5,223,966
	Davis NY Venture	Registered Investment Co.	(A)	6,444,612
	Delaware Emerging Markets	Registered Investment Co.	(A)	4,729,483
	Dodge & Cox Stock Fund	Registered Investment Co.	(A)	4,252,731
	Goldman Sachs Mid Cap Value	Registered Investment Co.	(A)	2,341,952
	Hartford HLS Growth Opportunities	Registered Investment Co.	(A)	9,679,702
	Invesco Small Cap Growth	Registered Investment Co.	(A)	872,977
	Pimco Commodity Real Return Strategy	Registered Investment Co.	(A)	1,835,684
	T. Rowe Price Retirement Income	Registered Investment Co.	(A)	2,139,827
	T. Rowe Price Retirement 2015	Registered Investment Co.	(A)	3,845,274
	T. Rowe Price Retirement 2020	Registered Investment Co.	(A)	5,601,205
	T. Rowe Price Retirement 2025	Registered Investment Co.	(A)	4,337,624
	T. Rowe Price Retirement 2030	Registered Investment Co.	(A)	4,894,539
	T. Rowe Price Retirement 2035	Registered Investment Co.	(A)	2,864,159
	T. Rowe Price Retirement 2040	Registered Investment Co.	(A)	3,225,262
	T. Rowe Price Retirement 2045	Registered Investment Co.	(A)	999,928
	T. Rowe Price Retirement 2050	Registered Investment Co.	(A)	12,635
	T. Rowe Price Retirement 2055	Registered Investment Co.	(A)	10,196
	Vanguard Mid Cap Index	Registered Investment Co.	(A)	2,522,753
*	Wells Fargo Advantage Small Cap Value	Registered Investment Co.	(A)	4,919,411
*	Wells Fargo Advantage Total Return Bond	Registered Investment Co.	(A)	7,244,032

				77,997,952
	Common collective trusts:
*	Wells Fargo Collective S&P 500 Index	Common Collective Trust	(A)	4,584,926
*	Wells Fargo Collective Stable Return	Common Collective Trust	(A)(D)	14,952,134

				19,537,060
*	Actuant Corporation Stock Fund	(B)	(A)	23,417,074

*	Participant notes receivable	(C)	-0-	2,281,344

				$123,233,430

*	Party-in-interest
(A)	Cost omitted for participant-directed investments.
(B)	Includes 1,127,472 shares of Actuant Corporation Common Stock.
(C)	Participant notes receivable have interest rates from 4.25% to 10.25%.
(D)	Stated at contract value.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACTUANT CORPORATION 401(k) PLAN

Date: February 17, 2012	/s/ Matthew P. Pauli
Matthew P. Pauli
Plan Administrative Committee Member

Exhibit Index

Exhibit No.	Description

23.1	Consent of WIPFLI LLP, Independent Registered Public Accounting Firm